Exhibit 99.2

NICE Revolutionizes Contact Center Recording with the Launch of InterACT, the Industry’s Only AI-Powered Agile Recording Solution

NICE’s next-gen AI-powered recording solution, with its microservices-based cloud architecture, takes scalability, security and flexibility to new heights while supporting a paced migration to the cloud and CXone

Hoboken, N.J., May 7, 2020 – NICE (Nasdaq: NICE) today announced it is transforming the way contact centers manage interaction recording with the launch of InterACT. A new AI-powered recording solution, InterACT automates end-to-end recording decisioning processes, dramatically reducing manual configurations, saving time and reducing human error. InterACT ensures secure operations, business continuity and scales up to support as many as 200,000 agents on the same system.

Based on a microservices-driven cloud architecture, InterACT is flexible and highly scalable, with load balancing that optimizes server footprint. Supporting cloud, on-premises and hybrid configurations, InterACT meets each customer’s specific requirements. Organizations can also easily and gradually migrate to the cloud and CXone at a pace of their choice. With its combination of microservices-based architecture and AI-powered recording, InterACT ensures unprecedented business continuity, including N+M redundancy that can withstand multiple service disruptions.

InterACT automates the entire decisioning process behind how calls are recorded. Unlike traditional recording systems, settings, such as system mapping, do not need to be determined for every integration and scenario. The AI recording underpinning the solution automatically adapts to interaction channels, recorder configurations, extensions, and data sources. The result is an agile system that automatically adjusts to all contact center environments and an automated deployment process that’s fast and accurate.

Along with its technological and operational advances, InterACT takes user experience to new frontiers of simplicity and agility, enabling IT administrators and managers to easily ensure compliance of their contact center evidence keeping. The consistent, easy-to-use interface is based on HTML5, while the solution’s capabilities are presented as a suite of easily activated applications.

InterACT puts security front and center by aligning with the latest security standards, including CVSSv3 and TLS1.3, and leveraging the most advanced authentication and authorization solutions, such as Active Directory, ADFS, SAML and OpenID.

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, “InterACT redefines how organizations record contact center interactions. By using a cloud architecture, either in the cloud or on-premise, InterACT scales orders of magnitudes higher than anything previously in the market. By using AI, InterACT simplifies set up, allowing users to define what they want to record and automating how to do it. In short, InterACT powers agile, comprehensive recording for compliance and quality while paving the way to the cloud and CXone.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1-201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1-551-256-5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.